WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
[redacted]

06010436

January 18, 2006

SEC MAIL PROCESSING RECEIVED JAN 18 2006 WASH. D.C. SECTION 190

SUPPL

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, please find enclosed an announcement issued by the Company, dated January 17, 2006, regarding the execution of a Master Agreement for Human Resources Services between Lenovo (Singapore) Pte. Ltd., a wholly-owned subsidiary of the Company, and IBM, which announcement was submitted to The Hong Kong Stock Exchange Limited on January 18, 2006. We are submitting the attached document to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

Very truly yours,

Yvette Marie G. Rodriguez

Enclosures

cc: Lenovo Group Limited

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, among others, human resources services. Such human resources services currently provided by IBM under the Transition Services Agreement will expire on May 1, 2006.

A Master Agreement for Human Resources Services ("**Master Services Agreement**") has been entered into between IBM and Lenovo (Singapore) Pte. Ltd., a wholly-owned subsidiary of the Company in relation to the provision of certain information technology services and human resources services worldwide (excluding China) by IBM to the Group for a term of three (3) years commencing from December 30, 2005, except that Lenovo (Singapore) may, at its option, extend the services for two additional periods of one (1) year each subject to the Company's compliance with the Listing Rules. In addition, upon Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore) for a period of not exceeding 18 months after the termination or expiry of the Master Services Agreement to facilitate orderly handover of the services to Lenovo or another third party provider, subject to the Company's compliance with the Listing Rules.

Because IBM is a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM constitutes a continuing connected transaction for the Company. As at December 30, 2005 (the date of the Master Services Agreement), IBM was interested in approximately 10.95% (comprising ordinary voting shares only) of the total issued share capital (comprising ordinary voting shares only) of the Company and approximately 14.72% (comprising ordinary voting shares and non-voting shares) of the total issued share capital (comprising ordinary voting shares and non voting shares). Since IBM was interested in more than 10% of voting power at general meetings of the Company, IBM is a "substantial shareholder" of the Company and thus a connected person of the Company. Therefore,

the entering into of the Master Services Agreement by Lenovo (Singapore) with IBM constitutes a continuing connected transaction for the Company. As the applicable percentage ratios for each of the Fee Cap and the Termination Fee Cap payable under the Master Services Agreement are less than 2.5%, the entering into of the Master Services Agreement is only subject to announcement and reporting requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INTRODUCTION

Reference is made to the Transition Services Agreement (as defined in the Circular) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, among others, human resources services. Such human resources services currently provided by IBM under the Transition Services Agreement will expire on May 1, 2006.

A Master Services Agreement has been entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company whereby the Group will retain IBM to perform certain information technology services and human resources ("**HR**") services worldwide (excluding China) for the Group.

MASTER SERVICES AGREEMENT

Date: December 30, 2005

Parties: IBM and Lenovo (Singapore)

Term: Under the Master Services Agreement, IBM will provide HR services, as described below, for a period of three (3) years commencing December 30, 2005, except that Lenovo (Singapore) may, at its option, extend the services for two additional periods of one (1) year each subject to the Company's compliance with the Listing Rules. In addition, at Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore) for a period of not exceeding 18 months after the termination or expiry of the Master Services Agreement to facilitate orderly transfer of services to Lenovo or another third party provider, subject to the Company's compliance with the Listing Rules. The term of services for the SAP Hosting and Application Management Services, as described below, is one (1) year beginning on April 1, 2006 and ending on March 31, 2007.

Lenovo (Singapore) may reduce services by up to 50%, including termination of the SAP Hosting and Application Management Services, as described below. Additions and changes to services may be made through during the term of the Master Services Agreement.

Services: Under the Master Services Agreement, IBM will provide the following services to the Group:

Transition Services. To deliver HR services under the Master Services Agreement, IBM will, in many instances, use different personnel, resources, facilities, processes and documentation than those used to deliver HR services under the Transition Services Agreement. To accomplish these changes, the parties will develop and implement a transition plan designed to ensure a smooth and orderly transition with minimal disruption to the Group's operations. The transition plan will be implemented during the period from January 1, 2006, until the commencement of HR services under the Master Services Agreement (in mid to late 2006).

Interim HR Services. During the transition period referenced in the preceding paragraph (from the expiry of HR services under the Transition Services Agreement (i.e. May 1, 2006) until the commencement of HR services under the Master Services Agreement in mid to late 2006), IBM will continue to provide HR services substantially similar to those provided under the Transition Services Agreement. IBM will not provide certain services in some countries in which the Group intends to begin performing these functions for itself, including the following changes: services will not be provided in China; workforce management and recruiting will not be provided in Lenovo's Asia-Pacific (AP) or Europe, Middle East and Africa (EMEA) regions; relocation and international assignment services will only be provided in certain larger countries in EMEA; occupational health and safety services will not be provided in Canada; and diversity services will not be provided in AP or Canada.

SAP Implementation Services. IBM will provide assistance to the Group in the implementation of a system for the hosting and support of an enterprise resource planning platform using SAP software (which is a software product licensed by Lenovo (Singapore) from its proprietor, SAP AG (a German company independent of the Group)) which will be used by the Group in the delivery of HR services. SAP implementation will be performed during the period from January 1, 2006, until the commencement of HR services under the Master Services Agreement (in mid to late 2006).

SAP Hosting and Application Management Services. IBM will host the Group's SAP system on IBM's servers, and will provide application management for the Group's SAP system.

HR Services. IBM will provide HR services to the Group utilizing regional call centers and electronic self-help systems for managers and employees in the United States, Canada, Brazil, Mexico, United Kingdom, France, Germany, Italy, India, Singapore, Australia, and Japan. In other countries (excluding China and Hong Kong SAR), IBM will provide HR services utilizing electronic self-help systems and first level call center support for managers and employees. IBM will also provide payroll, employee disbursements, and mobility services to the Group in all countries (excluding China and Hong Kong SAR).

Exit Assistance. At Lenovo (Singapore)'s request, IBM shall provide reasonable exit assistance for up to eighteen (18) months after the expiration or termination of the services under the Master Services Agreement to allow the services to continue without interruption or adverse effect and to facilitate the orderly transfer of such services to the Group or another third party provider. Such exit assistance would be provided at IBM's then-current consulting rates for similar services.

Price: The prices for the services were mutually agreed between IBM and Lenovo (Singapore) and are as follows:

Transition Services Charges. Lenovo (Singapore) will pay IBM charges associated with the Transition Services described above. The Transition Services Charges reflect IBM's initial start-up costs (for example, equipment and personnel) and the implementation of services processes and procedures. Although Transition Services will only be provided during a portion of the first year (as described above), IBM has agreed to amortize the charges for these services over three (3) years, as reflected in the table below. IBM will invoice the Transition Services Charges in January of each year.

SAP Implementation Charge. Lenovo (Singapore) will pay IBM a charge for the implementation of SAP. The SAP Implementation Charges reflect IBM's costs to provide the information technology consulting and implementation services to prepare the SAP software for use by Lenovo. IBM will invoice the SAP Implementation Charge over period of ten (10) months.

Interim HR Services Charges. Lenovo (Singapore) will pay IBM an Interim HR Services Charge for the continued provision by IBM of services that had been provided under the Transition Services Agreement from May 1, 2006, until the transition to the services under the Master Services Agreement is complete. The Interim HR Services Charge is consistent with the charges that had been previously applicable for these HR services under the Transition Services Agreement. IBM will invoice the Interim HR Services Charges on a monthly basis during the transition period.

Annual Service Charges. Lenovo (Singapore) will pay IBM Annual Service Charges (ASC) for HR Services (including services covering administration of employee benefit programs in the United States), and SAP Hosting and Application Management Services. The ASC are based on the number of covered employees of the Group in each region for which IBM will be providing services and the number of payroll transactions to be processed in each region. IBM will invoice the ASC on a monthly basis.

The Transition Services Charges, SAP Implementation Charge, Interim HR Services Charge, and ASC stated in the Master Services Agreement (calculated in terms of a calendar year commencing from January 1 and ending on December 31 of the relevant calendar year) are as follows:

Table 1

	2006	2007	2008
ASC	US$3,110,500 (approximately HK$24,261,900)	US$5,910,750 (approximately HK$46,103,850)	US$5,598,000 (approximately HK$43,664,400)
SAP Implementation Charge	US$13,090,000 (approximately HK$102,102,000)	0	0
Interim HR Services Charges	US$2,103,635 (approximately HK$16,408,353)	0	0
Transition Services Charges	US$2,738,334 (approximately HK$21,359,005)	US$2,738,333 (approximately HK$21,358,997)	US$2,443,333 (approximately HK$19,057,997)

Termination Charges. If Lenovo (Singapore) terminates the services for any reason (other than due to IBM's material breach of the Master Services Agreement), it will pay IBM (i) the Transition Services Charges that had not yet been paid ("**Unpaid Transition Charges**") applicable to the year in which the termination occurs (as shown in the 3rd row of the table below) and (ii) IBM's actual and reasonable wind down charges (costs with respect to software, equipment, personnel and third-party contracts previously dedicated solely to the provision of services for the Group) ("**Wind Down Charges**"). In addition, in the event of a termination of the services by Lenovo (Singapore) because of a change in ownership or control of IBM in which IBM is otherwise able to deliver the services (i.e. the change in ownership or control of IBM does not cause IBM to commit a material breach of the Master Services Agreement), Lenovo (Singapore) will pay, apart from the Unpaid Transition Charges and Wind Down Charges above, IBM a termination compensation amount applicable to the year in which the termination occurs (as shown in 2nd row of the table below). Such termination compensation amount was arrived at after arms' length negotiation between IBM & Lenovo (Singapore). If Lenovo (Singapore) terminates the services due to a material breach of the Master Services Agreement by IBM (i) prior to the completion of the Transition Services, Lenovo (Singapore) will have no obligation to pay any Unpaid Transition Charges, and (ii) at any time on or following the completion of the Transition Services, Lenovo (Singapore) will pay to IBM the amount of the Unpaid Transition Charges applicable to the year in which such termination occurs (as shown in the 3rd row of the table below).

The Termination Charges stated in the Master Services Agreement are as follows:

Table 2

	2006	**2007**	**2008**
Termination Compensation Amounts	US$365,000 (approximately HK$2,847,000)	US$270,000 (approximately HK$2,106,000)	US$140,000 (approximately HK$1,092,000)
Unpaid Transition Charges *(Note 1)*	US$7,920,000 (approximately HK$61,776,000)	US$5,181,666 (approximately HK$40,416,995)	US$2,443,333 (approximately HK$19,057,997)

* *All of the above are exclusive of Wind down Charges*

(Note 1): Such amount is derived at by adding the aggregate amount of Transition Services Charges payable in the relevant applicable year and payable in the remainder term of the Master Services Agreement. To the extent that any of the Transition Services Charges have been paid by Lenovo (Singapore) to IBM in any relevant year, such amount shall be deducted from the Unpaid Transition Charges payable in the same relevant applicable year.

Additional or Reduced Resource Charges. Lenovo (Singapore) may incur additional charges, or may receive reductions in charges, if its usage of the services deviates from baselines established in the Master Services Agreement based on the number of covered employees of the Group in each region for which IBM will be providing services and the number of payroll transactions to be processed in each region.

Hourly Charges. Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to information technology systems used to deliver the services, or support for new employee benefits and programs offered by the Group. Lenovo (Singapore) has a US$300,000 (approximately HK$2,340,000) credit available to it under the Master Services Agreement that it can use to pay for such hourly services. Lenovo (Singapore) will incur additional charges for hourly services only after this credit has been used.

Economic Change Adjustment. Charges under the Master Services Agreement are subject to adjustment beginning in 2007 to account for inflation on a regional basis, using the following three regional indices: for the Americas, the Underlying inflation index (UII) for Costa Rica as published by the Central Bank of Costa Rica; for EMEA, the Private Sector Gross Average Earnings index as published by the Central Bank of Hungary (Magyar Nemzeti Bank); and for AP, the CPI as published by the Central Bank of the Philippines.

Minimum Monthly Charge. Lenovo (Singapore) may reduce services subject to a minimum floor equal to fifty percent (50%) of the aggregate annual service charges (ASC) stated above.

Invoicing and Payment. IBM will invoice Lenovo (Singapore) on a monthly basis, no later than the tenth (10th) day of each month, for charges due for such month. Payment will be due within thirty (30) days after receipt of the invoice.

The amounts of the above charges are negotiated on an arms' length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party.

Annual Cap

The Company expects that the aggregate amount of fees payable to IBM under each of the three years of the Master Services Agreement, including any additional resource charges or hourly services, will be as follows (the "**Fee Cap**"):

Table 3

2006	2007	2008
US$21,550,000 (approximately HK$168,090,000)	US$9,150,000 (approximately HK$71,370,000)	US$8,550,000 (approximately HK$66,690,000)

Note: The Fee Cap does not include the Termination Charges payable upon the various termination events under the Master Services Agreement as set out in Table 2.

The Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the charges set out in Table 1 in this announcement; and

(ii) an approximate amount of US$500,000 per year being the expected amount of the hourly charges payable for the additional services required by Lenovo (Singapore) plus the inflationary adjustments that may be made by reference to the three regional indices aforesaid.

In the event of termination of the Master Services Agreement, the Company expects that the maximum aggregate annual amount (the "**Termination Fee Cap**") payable in each of the three years under the Master Services Agreement will be as follows:

Table 4

2006	2007	2008
US$27,589,135 (approximately HK$215,195,253)	US$12,362,416 (approximately HK$96,426,845)	US$9,181,333 (approximately HK$71,614,397)

The Termination Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the termination charges set out in Table 2 in this announcement;

(ii) the aggregate amount of the charges set out in Table 1 in this announcement, except the Transition Services Charges, which amount has already been included in the Unpaid Transition Charges in Table 2; and

(iii) the approximate amount of US$1 million per year being the expected amount of the Wind Down Charges that may be incurred by IBM upon termination of the Master Services Agreement.

For the avoidance of doubt, the aggregate amount payable to IBM in any applicable year upon termination of the Master Services Agreement (by reference to Table 1 and Table 2 in this announcement) shall include the charges payable to IBM for services already provided by IBM to Lenovo (Singapore) under the Master Services Agreement but shall exclude the Transition Services Charges that are payable (which amount has already been included in the Unpaid Transition Charges).

REASONS FOR THE TRANSACTION

IBM is currently providing HR services to the Group outside China under the Transition Services Agreement which will expire on May 1, 2006. The Group had evaluated various alternatives including insource or outsource of the management of HR services for replacing the Transition Services Agreement. Having considered these alternatives, the Directors and the management of the Group consider that the entering into the Master Services Agreement will assist the Group to develop a more efficient and cost-effective way to deliver human resources and payroll services worldwide and at the same time result in savings compared to current and actual expenses.

The Directors (including the independent non-executive Directors) also consider that the entering into the Master Services Agreement is on normal commercial terms and in the ordinary and usual course of business of the Company and that the terms thereof are no less favorable to the Group than those available from independent third parties. They are also of the view that the terms of the Master Services Agreement and the respective amount of the Fee Cap and the Termination Fee Cap are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

As at December 30, 2005 (the date of the Master Services Agreement), IBM was interested in approximately 10.95% (comprising ordinary voting shares only) of the total issued share capital (comprising ordinary voting shares only) of the Company and approximately 14.72% (comprising ordinary voting shares and non-voting shares) of the total issued share capital (comprising ordinary voting shares and non voting shares). Since IBM was interested in more than 10% of voting power at general meetings of the Company, IBM is a "substantial shareholder" of the Company and thus a connected person of the Company. Therefore, the entering into of the Master Services Agreement by Lenovo (Singapore) with IBM constitutes a continuing connected transaction for the Company. As the applicable percentage ratios for each of the Fee Cap and the Termination Fee Cap payable under the Master Services Agreement are less than 2.5%, the entering into of the Master Services Agreement is only subject to announcement and reporting requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company, and is a holding company for the Company's subsidiaries outside of China.

INFORMATION ON IBM

International Business Machines Corporation (IBM) is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

DEFINITIONS:

"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"Lenovo (Singapore)"	Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Master Services Agreement"	the agreement entered into between IBM and Lenovo (Singapore) on December 30, 2005, details of which are set out in the section headed Master Services Agreement in this announcement
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transition Services Agreement"	the Transition Services Agreement entered into between the Company and IBM on December 7, 2004 and as defined in the Circular

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G Coulter, Mr. William O Grabe, Mr. Weijian Shan, Mr. Justin T Chang (alternate Director to Mr. James G Coulter), Mr. Vince Feng (alternate Director to Mr. William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

By order of the Board
Yuanqing Yang
Chairman

Beijing, January 17, 2006

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, among others, human resources services. Such human resources services currently provided by IBM under the Transition Services Agreement will expire on May 1, 2006.

A Master Agreement for Human Resources Services ("**Master Services Agreement**") has been entered into between IBM and Lenovo (Singapore) Pte. Ltd., a wholly-owned subsidiary of the Company in relation to the provision of certain information technology services and human resources services worldwide (excluding China) by IBM to the Group for a term of three (3) years commencing from December 30, 2005, except that Lenovo (Singapore) may, at its option, extend the services for two additional periods of one (1) year each subject to the Company's compliance with the Listing Rules. In addition, upon Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore) for a period of not exceeding 18 months after the termination or expiry of the Master Services Agreement to facilitate orderly handover of the services to Lenovo or another third party provider, subject to the Company's compliance with the Listing Rules.

Because IBM is a connected person of the Company, the entering into of the Master Services Agreement by the Company's subsidiary with IBM constitutes a continuing connected transaction for the Company. As at December 30, 2005 (the date of the Master Services Agreement), IBM was interested in approximately 10.95% (comprising ordinary voting shares only) of the total issued share capital (comprising ordinary voting shares only) of the Company and approximately 14.72% (comprising ordinary voting shares and non-voting shares) of the total issued share capital (comprising ordinary voting shares and non voting shares). Since IBM was interested in more than 10% of voting power at general meetings of the Company, IBM is a "substantial shareholder" of the Company and thus a connected person of the Company. Therefore,

the entering into of the Master Services Agreement by Lenovo (Singapore) with IBM constitutes a continuing connected transaction for the Company. As the applicable percentage ratios for each of the Fee Cap and the Termination Fee Cap payable under the Master Services Agreement are less than 2.5%, the entering into of the Master Services Agreement is only subject to announcement and reporting requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INTRODUCTION

Reference is made to the Transition Services Agreement (as defined in the Circular) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, among others, human resources services. Such human resources services currently provided by IBM under the Transition Services Agreement will expire on May 1, 2006.

A Master Services Agreement has been entered into between IBM and Lenovo (Singapore), a wholly-owned subsidiary of the Company whereby the Group will retain IBM to perform certain information technology services and human resources ("**HR**") services worldwide (excluding China) for the Group.

MASTER SERVICES AGREEMENT

Date: December 30, 2005

Parties: IBM and Lenovo (Singapore)

Term: Under the Master Services Agreement, IBM will provide HR services, as described below, for a period of three (3) years commencing December 30, 2005, except that Lenovo (Singapore) may, at its option, extend the services for two additional periods of one (1) year each subject to the Company's compliance with the Listing Rules. In addition, at Lenovo (Singapore)'s request, IBM shall provide exit assistance to Lenovo (Singapore) for a period of not exceeding 18 months after the termination or expiry of the Master Services Agreement to facilitate orderly transfer of services to Lenovo or another third party provider, subject to the Company's compliance with the Listing Rules. The term of services for the SAP Hosting and Application Management Services, as described below, is one (1) year beginning on April 1, 2006 and ending on March 31, 2007.

Lenovo (Singapore) may reduce services by up to 50%, including termination of the SAP Hosting and Application Management Services, as described below. Additions and changes to services may be made through during the term of the Master Services Agreement.

Services: Under the Master Services Agreement, IBM will provide the following services to the Group:

Transition Services. To deliver HR services under the Master Services Agreement, IBM will, in many instances, use different personnel, resources, facilities, processes and documentation than those used to deliver HR services under the Transition Services Agreement. To accomplish these changes, the parties will develop and implement a transition plan designed to ensure a smooth and orderly transition with minimal disruption to the Group's operations. The transition plan will be implemented during the period from January 1, 2006, until the commencement of HR services under the Master Services Agreement (in mid to late 2006).

Interim HR Services. During the transition period referenced in the preceding paragraph (from the expiry of HR services under the Transition Services Agreement (i.e. May 1, 2006) until the commencement of HR services under the Master Services Agreement in mid to late 2006), IBM will continue to provide HR services substantially similar to those provided under the Transition Services Agreement. IBM will not provide certain services in some countries in which the Group intends to begin performing these functions for itself, including the following changes: services will not be provided in China; workforce management and recruiting will not be provided in Lenovo's Asia-Pacific (AP) or Europe, Middle East and Africa (EMEA) regions; relocation and international assignment services will only be provided in certain larger countries in EMEA; occupational health and safety services will not be provided in Canada; and diversity services will not be provided in AP or Canada.

SAP Implementation Services. IBM will provide assistance to the Group in the implementation of a system for the hosting and support of an enterprise resource planning platform using SAP software (which is a software product licensed by Lenovo (Singapore) from its proprietor, SAP AG (a German company independent of the Group)) which will be used by the Group in the delivery of HR services. SAP implementation will be performed during the period from January 1, 2006, until the commencement of HR services under the Master Services Agreement (in mid to late 2006).

SAP Hosting and Application Management Services. IBM will host the Group's SAP system on IBM's servers, and will provide application management for the Group's SAP system.

HR Services. IBM will provide HR services to the Group utilizing regional call centers and electronic self-help systems for managers and employees in the United States, Canada, Brazil, Mexico, United Kingdom, France, Germany, Italy, India, Singapore, Australia, and Japan. In other countries (excluding China and Hong Kong SAR), IBM will provide HR services utilizing electronic self-help systems and first level call center support for managers and employees. IBM will also provide payroll, employee disbursements, and mobility services to the Group in all countries (excluding China and Hong Kong SAR).

Exit Assistance. At Lenovo (Singapore)'s request, IBM shall provide reasonable exit assistance for up to eighteen (18) months after the expiration or termination of the services under the Master Services Agreement to allow the services to continue without interruption or adverse effect and to facilitate the orderly transfer of such services to the Group or another third party provider. Such exit assistance would be provided at IBM's then-current consulting rates for similar services.

Price: The prices for the services were mutually agreed between IBM and Lenovo (Singapore) and are as follows:

Transition Services Charges. Lenovo (Singapore) will pay IBM charges associated with the Transition Services described above. The Transition Services Charges reflect IBM's initial start-up costs (for example, equipment and personnel) and the implementation of services processes and procedures. Although Transition Services will only be provided during a portion of the first year (as described above), IBM has agreed to amortize the charges for these services over three (3) years, as reflected in the table below. IBM will invoice the Transition Services Charges in January of each year.

SAP Implementation Charge. Lenovo (Singapore) will pay IBM a charge for the implementation of SAP. The SAP Implementation Charges reflect IBM's costs to provide the information technology consulting and implementation services to prepare the SAP software for use by Lenovo. IBM will invoice the SAP Implementation Charge over period of ten (10) months.

Interim HR Services Charges. Lenovo (Singapore) will pay IBM an Interim HR Services Charge for the continued provision by IBM of services that had been provided under the Transition Services Agreement from May 1, 2006, until the transition to the services under the Master Services Agreement is complete. The Interim HR Services Charge is consistent with the charges that had been previously applicable for these HR services under the Transition Services Agreement. IBM will invoice the Interim HR Services Charges on a monthly basis during the transition period.

Annual Service Charges. Lenovo (Singapore) will pay IBM Annual Service Charges (ASC) for HR Services (including services covering administration of employee benefit programs in the United States), and SAP Hosting and Application Management Services. The ASC are based on the number of covered employees of the Group in each region for which IBM will be providing services and the number of payroll transactions to be processed in each region. IBM will invoice the ASC on a monthly basis.

The Transition Services Charges, SAP Implementation Charge, Interim HR Services Charge, and ASC stated in the Master Services Agreement (calculated in terms of a calendar year commencing from January 1 and ending on December 31 of the relevant calendar year) are as follows:

Table 1

	2006	2007	2008
ASC	US$3,110,500 (approximately HK$24,261,900)	US$5,910,750 (approximately HK$46,103,850)	US$5,598,000 (approximately HK$43,664,400)
SAP Implementation Charge	US$13,090,000 (approximately HK$102,102,000)	0	0
Interim HR Services Charges	US$2,103,635 (approximately HK$16,408,353)	0	0
Transition Services Charges	US$2,738,334 (approximately HK$21,359,005)	US$2,738,333 (approximately HK$21,358,997)	US$2,443,333 (approximately HK$19,057,997)

Termination Charges. If Lenovo (Singapore) terminates the services for any reason (other than due to IBM's material breach of the Master Services Agreement), it will pay IBM (i) the Transition Services Charges that had not yet been paid ("**Unpaid Transition Charges**") applicable to the year in which the termination occurs (as shown in the 3rd row of the table below) and (ii) IBM's actual and reasonable wind down charges (costs with respect to software, equipment, personnel and third-party contracts previously dedicated solely to the provision of services for the Group) ("**Wind Down Charges**"). In addition, in the event of a termination of the services by Lenovo (Singapore) because of a change in ownership or control of IBM in which IBM is otherwise able to deliver the services (i.e. the change in ownership or control of IBM does not cause IBM to commit a material breach of the Master Services Agreement), Lenovo (Singapore) will pay, apart from the Unpaid Transition Charges and Wind Down Charges above, IBM a termination compensation amount applicable to the year in which the termination occurs (as shown in 2nd row of the table below). Such termination compensation amount was arrived at after arms' length negotiation between IBM & Lenovo (Singapore). If Lenovo (Singapore) terminates the services due to a material breach of the Master Services Agreement by IBM (i) prior to the completion of the Transition Services, Lenovo (Singapore) will have no obligation to pay any Unpaid Transition Charges, and (ii) at any time on or following the completion of the Transition Services, Lenovo (Singapore) will pay to IBM the amount of the Unpaid Transition Charges applicable to the year in which such termination occurs (as shown in the 3rd row of the table below).

The Termination Charges stated in the Master Services Agreement are as follows:

Table 2

	2006	**2007**	**2008**
Termination Compensation Amounts	US$365,000 (approximately HK$2,847,000)	US$270,000 (approximately HK$2,106,000)	US$140,000 (approximately HK$1,092,000)
Unpaid Transition Charges *(Note 1)*	US$7,920,000 (approximately HK$61,776,000)	US$5,181,666 (approximately HK$40,416,995)	US$2,443,333 (approximately HK$19,057,997)

* *All of the above are exclusive of Wind down Charges*

(Note 1): Such amount is derived at by adding the aggregate amount of Transition Services Charges payable in the relevant applicable year and payable in the remainder term of the Master Services Agreement. To the extent that any of the Transition Services Charges have been paid by Lenovo (Singapore) to IBM in any relevant year, such amount shall be deducted from the Unpaid Transition Charges payable in the same relevant applicable year.

Additional or Reduced Resource Charges. Lenovo (Singapore) may incur additional charges, or may receive reductions in charges, if its usage of the services deviates from baselines established in the Master Services Agreement based on the number of covered employees of the Group in each region for which IBM will be providing services and the number of payroll transactions to be processed in each region.

Hourly Charges. Lenovo (Singapore) may request that IBM provide additional services generally ancillary to those services provided under the Master Services Agreement to be invoiced on a time and materials basis using hourly rates established in the Master Services Agreement for defined job skills that may be used to provide such services. Additional services may include changes requested by the Group to accommodate new processes, modifications to information technology systems used to deliver the services, or support for new employee benefits and programs offered by the Group. Lenovo (Singapore) has a US$300,000 (approximately HK$2,340,000) credit available to it under the Master Services Agreement that it can use to pay for such hourly services. Lenovo (Singapore) will incur additional charges for hourly services only after this credit has been used.

Economic Change Adjustment. Charges under the Master Services Agreement are subject to adjustment beginning in 2007 to account for inflation on a regional basis, using the following three regional indices: for the Americas, the Underlying inflation index (UII) for Costa Rica as published by the Central Bank of Costa Rica; for EMEA, the Private Sector Gross Average Earnings index as published by the Central Bank of Hungary (Magyar Nemzeti Bank); and for AP, the CPI as published by the Central Bank of the Philippines.

Minimum Monthly Charge. Lenovo (Singapore) may reduce services subject to a minimum floor equal to fifty percent (50%) of the aggregate annual service charges (ASC) stated above.

Invoicing and Payment. IBM will invoice Lenovo (Singapore) on a monthly basis, no later than the tenth (10th) day of each month, for charges due for such month. Payment will be due within thirty (30) days after receipt of the invoice.

The amounts of the above charges are negotiated on an arms' length basis and the basis for determining the amounts is in line with, and no less favourable to, the Group than that adopted by any independent third party.

Annual Cap

The Company expects that the aggregate amount of fees payable to IBM under each of the three years of the Master Services Agreement, including any additional resource charges or hourly services, will be as follows (the "**Fee Cap**"):

Table 3

2006	**2007**	**2008**
US$21,550,000 (approximately HK$168,090,000)	US$9,150,000 (approximately HK$71,370,000)	US$8,550,000 (approximately HK$66,690,000)

Note: The Fee Cap does not include the Termination Charges payable upon the various termination events under the Master Services Agreement as set out in Table 2.

The Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the charges set out in Table 1 in this announcement; and

(ii) an approximate amount of US$500,000 per year being the expected amount of the hourly charges payable for the additional services required by Lenovo (Singapore) plus the inflationary adjustments that may be made by reference to the three regional indices aforesaid.

In the event of termination of the Master Services Agreement, the Company expects that the maximum aggregate annual amount (the "**Termination Fee Cap**") payable in each of the three years under the Master Services Agreement will be as follows:

Table 4

	2006	**2007**	**2008**
	US$27,589,135 (approximately HK$215,195,253)	US$12,362,416 (approximately HK$96,426,845)	US$9,181,333 (approximately HK$71,614,397)

The Termination Fee Cap is calculated and determined after taking into account the following:

(i) the aggregate amount of the termination charges set out in Table 2 in this announcement;

(ii) the aggregate amount of the charges set out in Table 1 in this announcement, except the Transition Services Charges, which amount has already been included in the Unpaid Transition Charges in Table 2; and

(iii) the approximate amount of US$1 million per year being the expected amount of the Wind Down Charges that may be incurred by IBM upon termination of the Master Services Agreement.

For the avoidance of doubt, the aggregate amount payable to IBM in any applicable year upon termination of the Master Services Agreement (by reference to Table 1 and Table 2 in this announcement) shall include the charges payable to IBM for services already provided by IBM to Lenovo (Singapore) under the Master Services Agreement but shall exclude the Transition Services Charges that are payable (which amount has already been included in the Unpaid Transition Charges).

REASONS FOR THE TRANSACTION

IBM is currently providing HR services to the Group outside China under the Transition Services Agreement which will expire on May 1, 2006. The Group had evaluated various alternatives including insource or outsource of the management of HR services for replacing the Transition Services Agreement. Having considered these alternatives, the Directors and the management of the Group consider that the entering into the Master Services Agreement will assist the Group to develop a more efficient and cost-effective way to deliver human resources and payroll services worldwide and at the same time result in savings compared to current and actual expenses.

The Directors (including the independent non-executive Directors) also consider that the entering into the Master Services Agreement is on normal commercial terms and in the ordinary and usual course of business of the Company and that the terms thereof are no less favorable to the Group than those available from independent third parties. They are also of the view that the terms of the Master Services Agreement and the respective amount of the Fee Cap and the Termination Fee Cap are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

As at December 30, 2005 (the date of the Master Services Agreement), IBM was interested in approximately 10.95% (comprising ordinary voting shares only) of the total issued share capital (comprising ordinary voting shares only) of the Company and approximately 14.72% (comprising ordinary voting shares and non-voting shares) of the total issued share capital (comprising ordinary voting shares and non voting shares). Since IBM was interested in more than 10% of voting power at general meetings of the Company, IBM is a "substantial shareholder" of the Company and thus a connected person of the Company. Therefore, the entering into of the Master Services Agreement by Lenovo (Singapore) with IBM constitutes a continuing connected transaction for the Company. As the applicable percentage ratios for each of the Fee Cap and the Termination Fee Cap payable under the Master Services Agreement are less than 2.5%, the entering into of the Master Services Agreement is only subject to announcement and reporting requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

The Company shall re-comply with Rules 14A.35(3) and 14A.35(4) of the Listing Rules if:

(i) the Fee Cap or the Termination Fee Cap is exceeded in the relevant period aforesaid; or

(ii) the Master Services Agreement is renewed or there is a material change to the terms thereto.

INFORMATION ON THE GROUP

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific.

INFORMATION ON LENOVO (SINGAPORE)

Lenovo (Singapore) Pte. Ltd. is a wholly-owned subsidiary of the Company, and is a holding company for the Company's subsidiaries outside of China.

INFORMATION ON IBM

International Business Machines Corporation (IBM) is the world's largest information technology company. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

DEFINITIONS:

"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"Lenovo (Singapore)"	Lenovo (Singapore) Pte. Ltd., a company incorporated with limited liability under the laws of Singapore and a wholly-owned subsidiary of the Company
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Master Services Agreement"	the agreement entered into between IBM and Lenovo (Singapore) on December 30, 2005, details of which are set out in the section headed Master Services Agreement in this announcement
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transition Services Agreement"	the Transition Services Agreement entered into between the Company and IBM on December 7, 2004 and as defined in the Circular

This announcement contains translation between HK$ and US$ at HK$7.8 = US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G Coulter, Mr. William O Grabe, Mr. Weijian Shan, Mr. Justin T Chang (alternate Director to Mr. James G Coulter), Mr. Vince Feng (alternate Director to Mr. William O Grabe) and Mr Daniel A Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

By order of the Board
Yuanqing Yang
Chairman

Beijing, January 17, 2006

"Please also refer to the published version of this announcement in the South China Morning Post"